Exhibit 6.14

Agreement

RECITALS

•	Greene Concepts Inc ("INKW") has an outstanding debt balance of $721,623.10 which is owed on a Note Payable ("Note") to BNL Capital LLC ("BNL")
•	BNL owns 8 million shares of the INKW's Class A preferred shares
•	Mammoth Ventures, a subsidiary of INKW, requires an immediate capital infusion of $3 million into the subsidiary in order to maintain and operate the bottling plant in Marion, NC
•	BNL has indicated that it does not have either the desire or ability to provide the in part or in full the operating capital required

Funding sources have made obligations and commitments to provide the needed capital however those commitments are predicated upon the successful negotiation of both INKW and BNL to reach a settlement agreement and complete the two following terms:

TERMS

1.	BNL to release $521,623.10 of the $721,623.10 of debt owned by INKW to BNL which would provide for full satisfaction and payment of the Note with a total final payment by INKW to BNL in the amount of $200,000 within 2 business days of the signing of this agreement with a signed Certificate of Satisfaction at time of payment.
2.	BNL is to return to INKW all necessary signed documents for the cancellation 7.5 million of the 8 million shares of INKW's Class A preferred shares presently owned by BNL.
3.	INKW agrees to delay the cancellation of the 7.5 million shares until the funds paid to BNL have cleared in BNL's bank account.

Both INKW and BNL have agreed to the Terms above and the parties will expedite the required documents in order to execute and sign all the required documents to satisfy the terms which include 1) the cancellation of $521,623.10 of debt on the outstanding Note; 2) INKW completing payment of the remaining $200,000 of debt on the outstanding Note owned to BNL with signed Certificate of Satisfaction; 3) Cancellation of 7.5 million shares of INKW's Class A preferred shares owned by BNL.

Signed this 5th day of March 2021

Accepted by:	Accepted by:

/s/ Robert Levit	/s/Loren Brown, Manager
Robert Levit, MGR	Loren Brown
BNL Capital LLC

Accepted by:

/s/ Lenny Greene

Lenny Greene, President

Greene Concepts Inc.

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Certificate of Satisfaction

On February 6, 2019, Greene Concepts Inc (Purchaser and Borrower) and BNL Capital Inc (Seller and Lender) entered into a Stock Purchase Acquisition Agreement and Merger Agreement and Promissory Note Agreement.

BNL Capital LLC ("BNL") certifies that it is the sole owner of indebtedness of the Promissory Note Agreement and that with the receipt by BNL of $200,000 from Greene Concepts Inc ("Greene") following the signing of this Certificate of Satisfaction that the indebtedness secured by the outstanding share ownership of Mammoth Ventures Inc. that the debt or other obligation in the amount of $1,350,000 was and has been satisfied in whole. As beneficiary and sole owner of the indebtedness secured by Mammoth Ventures Inc. that BNL grants a Certificate of Satisfaction and release of any lien.

Signed this 5th day of March 202

/s/ Robert Levit	/s/ Loren Brown
Robert Levit, Manager	Loren Brown, Manager
BNL Capital LLC	BNL Capital LLC

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